UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 18, 2016

NEWELL RUBBERMAID INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3 Glenlake Parkway

Atlanta, Georgia 30328

(Address of principal executive offices including zip code)

(770) 418-7000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On March 18, 2016, Newell Rubbermaid Inc. (the “Company”) and Goldman, Sachs & Co., Citigroup Global Markets, Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of the underwriters named therein, entered into an Underwriting Agreement (the “Underwriting Agreement”) with respect to the offering and sale of $1,000,000,000 of aggregate principal amount of 2.600% notes due 2019 (the “2019 Notes”), $1,000,000,000 of aggregate principal amount of 3.150% notes due 2021 (the “2021 Notes”), $1,750,000,000 of aggregate principal amount of 3.850% notes due 2023 (the “2023 Notes”), $2,000,000,000 of aggregate principal amount of 4.200% notes due 2026 (the “2026 Notes”), $500,000,000 of aggregate principal amount of 5.375% notes due 2036 (the “2036 Notes”) and $1,750,000,000 of aggregate principal amount of 5.500% notes due 2046 (the “2046 Notes” and together with the 2019 notes, the 2021 notes, the 2023 notes, the 2026 notes and the 2036 notes, the “Notes”) under the Company’s Registration Statement on Form S-3 (Registration No. 333-194324). The offering and sale closed on March 30, 2016. The purchase price paid by the underwriters was 99.527% of the aggregate principal amount of the 2019 Notes, 99.235% of the aggregate principal amount of the 2021 Notes, 99.344% of the aggregate principal amount of the 2023 Notes, 99.148% of the aggregate principal amount of the 2026 Notes, 99.125% of the aggregate principal amount of the 2036 Notes and 98.761% of the aggregate principal amount of the 2046 Notes. The Notes were issued on March 30, 2016 pursuant to an Indenture, dated as of November 19, 2014, between the Company and U.S. Bank National Association, as trustee.

The Company plans to use the net proceeds of the sale of the Notes, together with other sources of funds including its new term loan facility, (1) to finance the cash consideration portion of the merger consideration for its pending acquisition of Jarden Corporation (“Jarden”), (2) to refinance certain outstanding Jarden debt and (3) to pay fees and expenses associated with the pending acquisition of Jarden. The Notes will be subject to a special mandatory redemption if the Jarden acquisition is not consummated.

Copies of the Underwriting Agreement, the form of the 2019 Notes, the 2021 Notes, the 2023 Notes, the 2026 Notes, the 2036 Notes and the 2046 Notes are filed as Exhibits 1.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected use of proceeds of the offering. These statements are subject to numerous risks and uncertainties, many of which are beyond Newell Rubbermaid’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. Newell Rubbermaid’s Form 10-K for the year ended December 31, 2015, its Form 10-K/A, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Newell Rubbermaid’s business, results of operations, and financial condition. Newell Rubbermaid undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information and Where to Find It

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden, including Amendment No. 1, 2 and 3, and that also constitutes a prospectus of Newell Rubbermaid. The registration statement on Form S-4 was declared effective on March 18, 2016 and the Joint Proxy Statement/Prospectus has been mailed to shareholders of Newell Rubbermaid and Jarden. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”) by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on February 29, 2016, its Form 10-K/A filed with the SEC on March 7, 2016 and its Form 8-K filed with the SEC on March 11, 2016. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on February 26, 2016, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Number	Exhibit

1.1	Underwriting Agreement, dated March 18, 2016, by and among the Company and Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of several underwriters named therein

4.1	Form of 2.600% note due 2019

4.2	Form of 3.150% note due 2021

4.3	Form of 3.850% note due 2023

4.4	Form of 4.200% note due 2026

4.5	Form of 5.375% note due 2036

4.6	Form of 5.500% note due 2046

5.1	Opinion of Jones Day

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID INC.

Dated: March 30, 2016	By:	/s/ Bradford R. Turner
Bradford R. Turner
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Number	Exhibit

1.1	Underwriting Agreement, dated March 18, 2016, by and among the Company and Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of several underwriters named therein

4.1	Form of 2.600% note due 2019

4.2	Form of 3.150% note due 2021

4.3	Form of 3.850% note due 2023

4.4	Form of 4.200% note due 2026

4.5	Form of 5.375% note due 2036

4.6	Form of 5.500% note due 2046

5.1	Opinion of Jones Day